Exhibit 99.1

AMENDMENT AGREEMENT

This AMENDMENT AGREEMENT, dated as of March 14, 2019 and made effective as at and from January 1, 2019 (this “Agreement”), is among FIRSTSERVICE CORPORATION, a company incorporated under the laws of Ontario, Canada (together with its successors and assigns, the “Company”) and the Noteholders (as such term is defined below).

PRELIMINARY STATEMENTS

A.       The Company is a party to that certain Amended and Restated Note and Guarantee Agreement, dated as of June 1, 2015 (as amended hereby, and as amended, restated or otherwise modified from time to time, the “Note Purchase Agreement”), together with each of the institutions named on Schedule A thereto (such institutions, together with their respective transferees and assignees, being referred to herein, individually, as a “Noteholder” and, collectively, as the “Noteholders”), which governs the terms of the Amended and Restated Guaranteed Senior Secured Notes due 2025 in the aggregate principal amount of $150,000,000 issued by the Company. The Note Purchase Agreement as in effect immediately prior to the date hereof is herein referred to as the “Existing Note Purchase Agreement.”

B.       The Financial Accounting Standards Board has issued a new leases standard (Accounting Standards Codification (ASC) Topic 842, Leases), which provides for changes to the accounting treatment of leases which are designed to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. In connection with its adoption of the new leases standard, the Company has requested the amendment of the Existing Note Purchase Agreement to provide for said accounting change and any future accounting changes.

AGREEMENT

1.              DEFINED TERMS.

Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Note Purchase Agreement.

2.              AMENDMENTS TO NOTE PURCHASE AGREEMENT.

Section 26.8 of the Existing Note Purchase Agreement is hereby amended as follows:

(i)       by adding the following words to the end of the first sentence thereof:

“, except as otherwise provided in the last paragraph of this Section 26.8”, and

(ii)      by adding the following new paragraph to the end thereof:

In the event that any “Accounting Change” shall occur and such change would affect the calculation of any covenant or other requirement in this Agreement, then, upon written notice from the  Company to the holders of the Notes, or from the Required Holders to the Company, such changes shall be disregarded in calculating or construing all covenants and other requirements in this Agreement and all such covenants and other requirements shall continue to be calculated or construed as if such Accounting Change had not occurred (except that such Accounting Change shall be reflected in the financial statements required by Sections 7.1(a) and 7.1(b)) and the Company shall provide to the holders of Notes a reconciliation between calculations of such covenant or other requirement made both before and after giving effect to such Accounting Change.

(b)      Schedule B of the Existing Note Purchase Agreement is hereby amended by adding a new definition of “Accounting Changes” in its appropriate alphabetical place to read as follows:

“Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC.

3.              SUCCESSORS AND ASSIGNS.

This Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any subsequent holder of a Note pursuant to Section 15.2) whether so expressed or not.

4.              AMENDMENT.

This Agreement may not be amended or modified except by an instrument in writing signed by the Company and the Required Holders.

5.              EXPENSES.

Whether or not this Agreement becomes effective, the Company will promptly (and in any event within thirty (30) days of receiving any statement or invoice therefor) pay all fees, expenses and costs relating to this Agreement and the transactions contemplated hereby, including, but not limited to, the reasonable fees and expenses of the Noteholders’ special counsel and any local counsel, incurred in connection with the preparation, negotiation and delivery of this Agreement and any other documents related thereto. Nothing in this Section 5 shall limit the Company’s obligations pursuant to Section 17.1 of the Note Purchase Agreement.

6.              SEVERABILITY.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

7.              COUNTERPARTS.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

8.              RATIFICATION OF NOTE PURCHASE AGREEMENT, ETC.

This Agreement shall be construed in connection with and as part of the Note Purchase Agreement and all terms, conditions and covenants contained in the Note Purchase Agreement, as expressly amended by this Agreement, and all terms, conditions and covenants contained in the Financing Documents, are hereby ratified and confirmed and shall be and remain in full force and effect. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to the Note Purchase Agreement without making specific reference to this Agreement, but nevertheless all such references shall include this Agreement unless the context otherwise requires.

9.              COMPANY REPRESENTATIONS AND WARRANTIES.

The Company represents and warrants as follows:

(a)       Organization; Power and Authority.

The Company is a corporation duly organized, validly existing and in good standing under the laws of Ontario, Canada and, where legally applicable, is duly qualified as a foreign corporation and is in good standing, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to execute and deliver this Agreement and to perform the provisions of the Note Purchase Agreement and the other Financing Documents.

(b)       Authorization, Etc.

This Agreement has been duly authorized by all necessary corporate action on the part of the Company and each of this Agreement and the Note Purchase Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with their respective terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)       Compliance with Laws, Contracts, Etc.

The execution, delivery and performance by the Company of this Agreement and the performance by it of the Note Purchase Agreement will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association (or rules, as applicable), regulations or by-laws, or any other agreement or instrument to which any of them is bound or by which they or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

(d)       Governmental Authorizations, Etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the performance by the Company of the Note Purchase Agreement.

(e)       No Defaults.

No Default or Event of Default has occurred and is continuing.

(f)       No Fees/Consideration.

Neither the Company nor any of its Affiliates has paid or agreed to pay any fees or other consideration, or given any additional security or collateral, or shortened the maturity or average life of, or increased the interest rate on, any indebtedness of the Company or any Subsidiary or permanently reduced the borrowing capacity in respect thereof, in each case, in connection with the obtaining of any waivers, consents or approvals of any Person substantially the same as the amendments set forth in this Agreement.

10.           GOVERNING LAW.

THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

FIRSTSERVICE CORPORATION

By: “Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Chief Financial Officer

[Signature Page 1 of 3 to Amendment Agreement]

Acknowledged and Agreed:

NEW YORK LIFE INSURANCE COMPANY

By: “Loyd T. Henderson”

Name:  Loyd T. Henderson

Title:    Vice President

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By:    New York Life Investment Management LLC, Its Investment Manager

By: “Loyd T. Henderson”

Name:  Loyd T. Henderson

Title:    Managing Director

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION INSTITUTIONALLY OWNED LIFE INSURANCE SEPARATE ACCOUNT (BOLI 30C)

By:    New York Life Investment Management LLC, its Investment Manager

By: “Loyd T. Henderson”

Name:  Loyd T. Henderson

Title:    Managing Director

[Signature Page 2 of 3 to Amendment Agreement]

THE PRUDENTIAL INSURANCE COMPANY

OF AMERICA

By: “Engin Okaya”

Name: Engin Okaya

Title:    Vice President

FARMERS NEW WORLD LIFE INSURANCe COMPANY

By:    Prudential Private Placement Investors, L.P. (as Investment Advisor)

By:    Prudential Private Placement Investors, Inc. (as its General Partner)

By: “Engin Okaya”

Name:  Engin Okaya

Title:    Vice President

THE GIBRALTAR LIFE INSURANCE CO., LTD.

By:    Prudential Investment Management Japan Co. Ltd., as Investment Manager

By:    Prudential Investment Management, Inc., as Sub-Advisor

By: “Engin Okaya”

Name:  Engin Okaya

Title:    Vice President

[Signature Page 3 of 3 to Amendment Agreement]